Exhibit 99.28

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

General information about financial statements

Ticker:	VLRS
Period covered by financial statements:	2019-01-01 to 2019-12-31
Date of end of reporting period:	2019-12-31
Name of reporting entity or other means of identification:	VLRS
Description of presentation currency:	MXN
Level of rounding used in financial statements:	Thousands
Consolidated:	Yes
Number of quarter:	4
Type of issuer:	ICS

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Follow-up of analysis

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Pablo Monsivais
Bradesco BBI	Victor Mizusaki
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martinez
Goldman Sachs	Bruno Amorim
HSBC	Alexandre P Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Pedro Bruno
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

2 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated Statements of Financial Position

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Consolidated Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	7,979,972	5,862,942
Trade and other current receivables	1,884,974	1,128,891
Recoverable Income tax	435,360	337,799
Financial instruments	133,567	62,440
Inventories	301,908	297,271
Current biological assets	0	0
Other current non-financial assets	1,381,458	1,233,426
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	12,117,239	8,922,769
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	12,117,239	8,922,769
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Financial instruments	2,695	0
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	7,385,334	5,782,282
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	34,190,491	31,994,579
Goodwill	0	0
Intangible assets, net	167,397	179,124
Deferred income tax	1,462,448	3,312,152
Other non-current non-financial assets	7,951,160	6,566,215
Total non-current assets	51,159,525	47,834,352
Total assets	63,276,764	56,757,121
Equity and liabilities
Liabilities
Short-term liabilities
Trade and other current payables	7,438,034	5,501,440
Income tax payable	140,609	4,065
Other current financial liabilities	2,086,017	1,335,207
Current lease liabilities	4,720,505	4,976,454
Accrued liabilities	2,556,875	2,318,392
Short-term provisions
Current provisions for employee benefits	0	0
Other liabilities	407,190	25,835
Total short-term provisions	407,190	25,835
Total short-term liabilities other than liabilities included in disposal groups classified as held for sale	17,349,230	14,161,393
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	17,349,230	14,161,393
Long-term liabilities
Trade and other long-term payables	0	0
Current tax liabilities, long-term	0	0

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Other long-term financial liabilities	2,889,952	2,310,939
Long-term lease liabilities	35,796,540	34,588,692
Other long-term non-financial liabilities	127,507	137,233
Long-term provisions
Long-term provisions for employee benefits	38,206	18,153
Other long-term provisions	1,469,595	1,820,194
Total long-term provisions	1,507,801	1,838,347
Deferred tax liabilities	156,139	1,095,452
Total long-term liabilities	40,477,939	39,970,663
Total liabilities	57,827,169	54,132,056
Equity
Capital stock	2,973,559	2,973,559
Additional paid in capital	1,876,931	1,837,073
Treasury shares	166,638	122,661
Retained earnings	358,324	(2,280,739)
Other reserves	407,419	217,833
Total equity attributable to owners of parent	5,449,595	2,625,065
Non-controlling interests	0	0
Total equity	5,449,595	2,625,065
Total equity and liabilities	63,276,764	56,757,121

4 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated Statements of Operations

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)	For the three months ended December 31, 2019	For the three months ended December 31, 2018 (Unaudited)
Consolidated Statements of Operations
Profit (loss)
Operating revenues	34,752,672	27,305,150	9,729,262	7,908,659
Cost of sales	0	0	0	0
Gross profit	34,752,672	27,305,150	9,729,262	7,908,659
Sales, marketing and distribution expense	1,447,637	1,501,203	409,293	422,322
Administrative expenses	0	0	0	0
Other operating income	327,208	621,973	63,090	147,168
Other operating expense	[1] 29,276,820	[2] 25,891,123	[3] 7,415,704	[4] 6,857,477
Operating income	4,355,423	534,797	1,967,355	776,028
Finance income	1,648,300	152,603	510,945	44,480
Finance costs	2,269,829	1,980,102	675,435	1,632,857
Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0	0	0
Income (loss) before income tax	3,733,894	(1,292,702)	1,802,865	(812,349)
Income tax expense (benefit)	1,094,831	(349,820)	515,522	(202,702)
Income (loss) from continuing operations	2,639,063	(942,882)	1,287,343	(609,647)
Income (loss) from discontinued operations	0	0	0	0
Net income (loss)	2,639,063	(942,882)	1,287,343	(609,647)
Income (loss), attributable to
Income (loss), attributable to owners of parent	2,639,063	(942,882)	1,287,343	(609,647)
Income (loss), attributable to non-controlling interests	0	0	0	0
Earnings per share
Earnings (loss) per share
Earnings (loss) per share
Basic earnings (loss) per share
Basic earnings (loss) per share from continuing operations	2.61	(0.93)	1.27	(0.6)
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	2.61	(0.93)	1.27	(0.6)
Diluted earnings (loss) per share
Diluted earnings (loss) per share from continuing operations	2.61	(0.93)	1.27	(0.6)
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	2.61	(0.93)	1.27	(0.6)

[1] ↑ Includes the following expenses: i) Fuel by Ps. 11,626,069, ii) Depreciation and amortization by Ps. 5,429,286, iii) Landing, take-off and navigation expenses by Ps. 5,108,489, iv) Salaries and benefits by Ps. 3,600,762, v) Maintenance by Ps. 1,488,431, vi) Other operating expenses by Ps. 1,112,927 and vii) Aircraft and engine rent expenses by Ps. 910,856.

[2] ↑ Includes the following expenses: i) Fuel by Ps. 10,134,982, ii) Depreciation and amortization by Ps. 4,628,969, iii) Landing, take-off and navigation expenses by Ps. 4,573,319, iv) Salaries and benefits by Ps. 3,125,393, v) Maintenance by Ps. 1,497,989, vi) Other operating expenses by Ps. 1,059,098 and vii) Aircraft and engine rent expenses by Ps. 871,373.

[3] ↑ Includes the following expenses: i) Fuel by Ps. 2,972,181, ii) Depreciation and amortization by Ps. 1,439,462, iii) Landing, take-off and navigation expenses by Ps. 1,383,864, iv) Salaries and benefits by Ps. 953,052, v) Maintenance by Ps. 360,083, vi) Other operating expenses by Ps. 164,798 and vii) Aircraft and engine rent expenses by Ps. 142,264.

[4] ↑ Includes the following expenses: i) Fuel by Ps. 2,884,731, ii) Depreciation and amortization by Ps. 1,257,387, iii) Landing, take-off and navigation expenses by Ps. 1,155,519, iv) Salaries and benefits by Ps. 795,495, v) Maintenance by Ps. 386,719, vi) Other operating expenses by Ps. 277,694 and vii) Aircraft and engine rent expenses by Ps. 99,932.

5 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated Statements of Comprehensive Income

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)	For the three months ended December 31, 2019	For the three months ended December 31, 2018 (Unaudited)
Consolidated Statements of Comprehensive Income
Net income (loss) of the period	2,639,063	(942,882)	1,287,343	(609,647)
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, (losses) gains on remeasurements of defined benefit plans	(7,134)	4,192	(7,134)	4,192
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive (loss) income that will not be reclassified to profit or loss, net of tax	(7,134)	4,192	(7,134)	4,192
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	8,045	22,156	5,701	(4,625)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income (loss), net of tax, exchange differences on translation	8,045	22,156	5,701	(4,625)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains on cash flow hedges, net of tax	4,127	9,969	947,634	8,009
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	4,127	9,969	947,634	8,009
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	184,548	(208,553)	106,847	(216,047)
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0

6 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)	For the three months ended December 31, 2019	For the three months ended December 31, 2018 (Unaudited)
Other comprehensive income (loss), net of tax, change in value of time value of options	184,548	(208,553)	106,847	(216,047)
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income (loss) that will be reclassified to profit or loss, net of tax	196,720	(176,428)	1,060,182	(212,663)
Total other comprehensive income (loss)	189,586	(172,236)	1,053,048	(208,471)
Total comprehensive income (loss)	2,828,649	(1,115,118)	2,340,391	(818,118)
Comprehensive income attributable to
Comprehensive income (loss), attributable to owners of parent	2,828,649	(1,115,118)	2,340,391	(818,118)
Comprehensive income (loss), attributable to non-controlling interests	0	0	0	0

7 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated Statements of Cash Flows, indirect method

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)
Consolidated Statements of Cash Flows
Cash flows provided by (used in) operating activities
Net income (loss) of the period	2,639,063	(942,882)
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	1,094,831	(349,820)
Adjustments for finance costs	334,458	1,895,583
Adjustments for depreciation and amortization expense	5,429,286	4,628,969
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Adjustments for share-based payments	32,257	12,919
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	(275,805)	(606,812)
Participation in associates and joint ventures	0	0
Adjustments for decrease (increase) in inventories	(4,637)	(2,421)
Adjustments for decrease (increase) in trade accounts receivable	(304,395)	42,581
Adjustments for decrease (increase) in other operating receivables	(463,015)	(53,124)
Adjustments for increase (decrease) in trade accounts payable	518,189	14,022
Adjustments for increase (decrease) in other operating payables	119,700	558,170
Other adjustments for non-cash items	(7,650)	(80,308)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	244,280	1,214,231
Total adjustments to reconcile profit (loss)	6,717,499	7,273,990
Net cash flows from (used in) operations	9,356,562	6,331,108
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	207,799	152,603
Income taxes refund (paid)	94,922	207,004
Other inflows (outflows) of cash	0	0
Net cash flows provided by operating activities	9,469,439	6,276,707
Cash flows provided by (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	1,681,352	1,424,767
Purchase of property, plant and equipment	3,483,368	2,743,155
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	77,325	71,007
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

8 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows used in investing activities	(1,879,341)	(1,389,395)
Cash flows provided by (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	2,847,038	1,208,846
Repayments of borrowings	1,181,726	1,193,589
Payments of finance lease liabilities	0	0
Payments of lease liabilities	6,499,802	5,710,907
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	217,018	175,170
Income taxes refund (paid)	0	0
Other outflows of cash	(147,128)	(75,239)
Net cash flows used in financing activities	(5,198,636)	(5,946,059)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	2,391,462	(1,058,747)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(274,432)	(29,190)
Net increase (decrease) in cash and cash equivalents	2,117,030	(1,087,937)
Cash and cash equivalents at beginning of period	5,862,942	6,950,879
Cash and cash equivalents at end of period	7,979,972	5,862,942

9 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated Statements of Changes in Equity - Accumulated Current

	Components of equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of option
Consolidated Statements of Changes in Equity
Equity at beginning of period	2,973,559	1,837,073	122,661	(2,280,739)	0	10,222	9,969	0	(93,872)
Changes in equity
Comprehensive income
Net income of the period	0	0	0	2,639,063	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	8,045	4,127	0	184,548
Total comprehensive income	0	0	0	2,639,063	0	8,045	4,127	0	184,548
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	56,407	60,526	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Decrease through share-based payment transactions, equity	0	(16,549)	(16,549)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase in equity	0	39,858	43,977	2,639,063	0	8,045	4,127	0	184,548
Equity at end of period	2,973,559	1,876,931	166,638	358,324	0	18,267	14,096	0	90,676

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	Components of equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	0	0	335	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive loss	0	0	0	0	0	(7,134)	0	0	0
Total comprehensive loss	0	0	0	0	0	(7,134)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total decrease in equity	0	0	0	0	0	(7,134)	0	0	0
Equity at end of period	0	0	0	0	0	(6,799)	0	0	0

11 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	Components of equity
	Reserve for catastrophe	Reserve for equalization	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	291,179	217,833	2,625,065	0	2,625,065
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	2,639,063	0	2,639,063
Other comprehensive income	0	0	0	0	189,586	189,586	0	189,586
Total comprehensive income	0	0	0	0	189,586	2,828,649	0	2,828,649
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Decrease through other changes, equity	0	0	0	0	0	(4,119)	0	(4,119)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase in equity	0	0	0	0	189,586	2,824,530	0	2,824,530
Equity at end of period	0	0	0	291,179	407,419	5,449,595	0	5,449,595

12 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated Statements of Changes in Equity - Accumulated Previous

	Components of equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Consolidated Statements of Changes in Equity
Equity at beginning of period	2,973,559	1,804,528	85,034	(1,337,857)	0	(11,934)	0	0	114,681
Changes in equity
Comprehensive income
Net loss of the period	0	0	0	(942,882)	0	0	0	0	0
Other comprehensive income (loss)	0	0	0	0	0	22,156	9,969	0	(208,553)
Total comprehensive (loss) income	0	0	0	(942,882)	0	22,156	9,969	0	(208,553)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase through other changes, equity	0	41,590	46,672	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Decrease through share-based payment transactions, equity	0	(9,045)	(9,045)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	32,545	37,627	(942,882)	0	22,156	9,969	0	(208,553)
Equity at end of period	2,973,559	1,837,073	122,661	(2,280,739)	0	10,222	9,969	0	(93,872)

13 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	Components of equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	0	0	(3,857)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0		0	0	0	0	0	0
Other comprehensive income	0	0		0	0	4,192	0	0	0
Total comprehensive income	0	0	0	0	0	4,192	0	0	0
Issue of equity	0	0		0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0		0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0		0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0		0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0		0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0		0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0		0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0		0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Total increase in equity	0	0	0	0	0	4,192	0	0	0
Equity at end of period	0	0	0	0	0	335	0	0	0

14 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	Components of equity
	Reserve for catastrophe	Reserve for equalization	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	291,179	390,069	3,745,265	0	3,745,265
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(942,882)	0	(942,882)
Other comprehensive (loss)	0	0	0	0	(172,236)	(172,236)	0	(172,236)
Total comprehensive (loss)	0	0	0	0	(172,236)	(1,115,118)	0	(1,115,118)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Decrease through other changes, equity	0	0	0	0	0	(5,082)	0	(5,082)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total decrease in equity	0	0	0	0	(172,236)	(1,120,200)	0	(1,120,200)
Equity at end of period	0	0	0	291,179	217,833	2,625,065	0	2,625,065

15 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Informative data about the Consolidated Statements of Financial Position

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Informative data of the Consolidated Statements of Financial Position
Capital stock	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,950	4,600
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	91,040	0
Guaranteed debt of associated companies	0	0

16 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Informative data about the Consolidated Statements of Operations

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)	For the three months ended December 31, 2019	For the three months ended December 31, 2018 (Unaudited)
Informative data about the Consolidated Statements of Operations
Depreciation and amortization	5,429,286	4,628,969	1,439,462	1,257,387

17 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Informative data - Consolidated Statements of Operations for 12 months

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Informative data about the Consolidated Statements of Operations for 12 months
Operating revenues	34,752,672	27,305,150
Operating income	4,355,423	534,797
Net income (loss)	2,639,063	(942,882)
Income (loss), attributable to owners of parent	2,639,063	(942,882)
Depreciation and amortization	5,429,286	4,628,969

18 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Breakdown of credits

					Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Santander - Bancomext (1)	NO	2011-07-27	2022-05-31	LIBOR + 2.60%								1,881,676	1,428,534	24,019
Banco Sabadell	NO	2019-12-20	2021-12-20	TIIE + 1.20%		200,000
TOTAL					0	200,000	0	0	0	0	0	1,881,676	1,428,534	24,019	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	200,000	0	0	0	0	0	1,881,676	1,428,534	24,019	0	0
Stock market
Listed on stock exchange - unsecured
CEBUR	NO	2019-06-20	2024-06-20	TIIE + 1.75%		4,341	235,999	494,702	497,205	209,493
TOTAL					0	4,341	235,999	494,702	497,205	209,493	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	4,341	235,999	494,702	497,205	209,493	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation expenses	NO	2019-12-31	2019-12-31			670,327
Fuel expenses	NO	2019-12-31	2019-12-31			190,377
Administrative expenses	NO	2019-12-31	2019-12-31			74,450
Technology and communication expenses	NO	2019-12-31	2019-12-31			42,456
Sales, marketing and distribution expenses	NO	2019-12-31	2019-12-31			25,095
Maintenance expenses	NO	2019-12-31	2019-12-31			24,394
Other services expenses	NO	2019-12-31	2019-12-31			3,270
Maintenance expense USD	YES	2019-12-31	2019-12-31									305,648
Technology and communication expenses USD	YES	2019-12-31	2019-12-31									141,690
Administrative expenses USD	YES	2019-12-31	2019-12-31									81,822
Landing, take off and navigation expenses USD	YES	2019-12-31	2019-12-31									28,468
Sales, marketing and distribution expenses USD	YES	2019-12-31	2019-12-31									8,297

19 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

					Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Other services expenses USD	YES	2019-12-31	2019-12-31									805
TOTAL					0	1,030,369	0	0	0	0	0	566,730	0	0	0	0
Total suppliers
TOTAL					0	1,030,369	0	0	0	0	0	566,730	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					0	1,234,710	235,999	494,702	497,205	209,493	0	2,448,406	1,428,534	24,019	0	0

20 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Annex - Monetary foreign currency position

U.S. dollar amounts at December 31, 2019 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps. 18.8452 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2019.

	Monetary foreign currency position
	Dollars	Dollar equivalent in Mexican pesos	Other currencies equivalent in dollars	Other currencies equivalent in Mexican pesos	Total Mexican pesos
Foreign currency position
Monetary assets
Short-term monetary assets	435,663	8,210,156	0	0	8,210,156
Long-term monetary assets	405,643	7,644,423	0	0	7,644,423
Total monetary assets	841,306	15,854,579	0	0	15,854,579
Liabilities position
Short-term liabilities	451,809	8,514,431	0	0	8,514,431
Long-term liabilities	2,070,336	39,015,896	0	0	39,015,896
Total liabilities	2,522,145	47,530,327	0	0	47,530,327
Net monetary liabilities	(1,680,839)	(31,675,748)	0	0	(31,675,748)

21 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
Operating revenues
Domestic (Mexico)	24,594,797	0	0	24,594,797
International (United States of America and Central America)	0	0	10,157,875	10,157,875
Total operating revenues	24,594,797	0	10,157,875	34,752,672

22 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Annex - Financial derivate instruments

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over-the-counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, the Company uses Asian Zero-Cost Collars. Asian instruments consider the monthly average price of the underlying, hence it matches the outflows of Volaris main fuel supplier. All derivative financial instruments qualified as hedge accounting.

2.	Foreign currency risk: While Mexican Peso is the functional currency of the company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the company’s cash flows. To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not have any outstanding position on foreign exchange financial instruments.

23 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment operating lease agreements and long-term debt obligations with floating interest rates. The Company enters into derivative financial instruments to hedge a portion of such exposure. As of the date of this report, the Company has an outstanding position on interest rate derivatives (CAP).

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled mark-to-market loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of current assets under the caption guarantee deposits. It is assessed reviewed and adjusted accordingly on a daily basis.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31, 2019, the Company has 8 ISDAs in place with different financial institutions and was active with 1 of them during the fourth quarter 2019.

Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. Afterwards, that fair value is compared with internally developed valuation techniques that use valid and recognized methodologies based on the assets listed on its respective market and using Bloomberg as the main source of information for the levels.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of this report, all of the Company’s financial derivative instruments are considered effective and therefore, are recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

24 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several market risks, such as fuel price, exchange rates and interest rates. During the fourth quarter of 2019, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

25 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Notes - Subclassifications of assets, liabilities and equities

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	44,880	5,238
Balances with banks	4,703,967	1,061,150
Total cash	4,748,847	1,066,388
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	3,231,125	4,796,554
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	3,231,125	4,796,554
Other cash and cash equivalents	0	0
Total cash and cash equivalents	7,979,972	5,862,942
Trade and other current receivables
Current trade receivables	542,005	237,610
Current receivables due from related parties	23,442	8,266
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	938,532	612,146
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	380,995	270,869
Total trade and other current receivables	1,884,974	1,128,891
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Spare parts and accessories of flight equipment	294,390	289,737
Property intended for sale in ordinary course of business	0	0
Miscellaneous supplies	7,518	7,534
Total current inventories	301,908	297,271
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

26 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	52,984	0
Motor vehicles	0	0
Total vehicles	52,984	0
Fixtures and fittings	0	0
Office equipment	36,660	38,306
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	5,022,960	3,830,063
Construction prepayments	0	0
Other rotable spare parts, furniture and equipment	2,272,730	1,913,913
Total rotable spare parts, furniture and equipment	7,385,334	5,782,282
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	156,306	80,530
Licenses and franchises	3,742	2,724
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	7,349	95,870
Other intangible assets	0	0
Total intangible assets other than goodwill	167,397	179,124
Goodwill	0	0
Total intangible assets and goodwill	167,397	179,124
Trade and other current payables
Current trade payables	1,597,099	1,085,499
Current payables to related parties	58,554	17,775
Accruals and deferred income classified as current

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Deferred income classified as current	3,679,926	2,438,516
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	3,679,926	2,438,516
Current payables on social security and taxes other than income tax	2,102,455	1,932,082
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	27,568
Total trade and other current payables	7,438,034	5,501,440
Other current financial liabilities
Bank loans current	2,081,676	1,212,259
Stock market loans current	4,341	0
Other current liabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	0	122,948
Total Other current financial liabilities	2,086,017	1,335,207
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	1,452,553	2,310,939
Stock market loans non-current	1,437,399	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	2,889,952	2,310,939
Other provisions
Other non-current provisions	1,469,595	1,820,194
Other current provisions	407,190	25,835
Total other provisions	1,876,785	1,846,029
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	0	0

28 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

	As of December 31, 2019	As of December 31, 2018 (Unaudited)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalization	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	1	1
Merger reserve	0	0
Legal reserve	291,178	291,178
Other comprehensive income	116,240	(73,346)
Total other reserves	407,419	217,833
Net assets (liabilities)
Assets	63,276,764	56,757,121
Liabilities	57,827,169	54,132,056
Net assets	5,449,595	2,625,065
Net current assets (liabilities)
Current assets	12,117,239	8,922,769
Current liabilities	17,349,230	14,161,393
Net current liabilities	(5,231,991)	(5,238,624)

29 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Notes - Analysis of income and expense

	For the twelve months ended December 31, 2019	For the twelve months ended December 31, 2018 (Unaudited)	For the three months ended December 31, 2019	For the three months ended December 31, 2018 (Unaudited)
Analysis of income and expense
Revenue
Revenue from rendering of services	34,752,672	27,305,150	9,729,262	7,908,659
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	34,752,672	27,305,150	9,729,262	7,908,659
Finance income
Interest income	207,799	152,603	55,191	44,480
Net gain on foreign exchange	1,440,501	0	455,754	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	1,648,300	152,603	510,945	44,480
Finance costs
Interest expense	81,974	0	37,172	0
Net loss on foreign exchange	0	103,790	0	1,136,866
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	2,187,855	1,876,312	638,263	495,991
Total finance costs	2,269,829	1,980,102	675,435	1,632,857
Income tax (benefit) expense
Current income tax	281,491	232,824	281,491	232,824
Deferred income tax expense (benefit)	813,340	(582,644)	234,031	(435,526)
Total income tax expense (benefit)	1,094,831	(349,820)	515,522	(202,702)

30 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At December 31, 2019 and 2018

(In thousands of Mexican pesos and thousands of U.S.

dollars, except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

On June 20, 2019, the Company, through its subsidiary Concesionaria, issue 15,000,000 (fifteen million) asset backed trust notes ( certificados bursátiles fiduciaries) (the “ Trust Notes ”), under the ticker VOLARCB 19 for the amount of Ps.1,500,000,000 (one billion five hundred million Mexican Pesos) by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3,000,000,000 (three billion Mexican Pesos). The Trust Notes will be backed by future under the agreements entered into with the credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard in its website, mobile app and travel agencies (the “Trust Notes”). The Trust Notes were listed on the Mexican Stock Exchange and have a maturity of five years and will pay an interest rate of TIIE 28 plus one hundred and seventy-five (175) basis points (BPS) spread.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and Vice President and Chief Financial Officer, Sonia Jerez, on February 7, 2020. Subsequent events have been considered through that date.

a)	Relevant events

Issuance assets backed trust

On June 20, 2019, the Company, through its subsidiary Concesionaria, completed the issuance 15,000,000 (fifteen million) asset backed trust notes ( certificados bursátiles fiduciaries) (the “ Trust Notes ”), to be issued under the ticker VOLARCB 19 for the amount of Ps.1,500,000,000.00 (one billion five hundred million Mexican Pesos) by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3,000,000,000.00 (three billion Mexican Pesos). The Trust Notes will be backed by future under the agreements entered into with the credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit card processors with respect to funds coming from the sale of airplane tickets and ancillaries denominated in Mexican Pesos, through credit cards VISA and Mastercard in its website, mobile app and travel agencies (the “Trust Notes”). The Trust Notes were listed on the Mexican Stock Exchange and have a maturity of five years and will pay an interest rate of TIIE + one hundred and seventy-five (175) percentage points

Shares conversion

On February 16, 2018, one of the Company’s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares or on the earnings-per-share calculation.

New code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports. Tickets from Frontier can be purchased directly from the Volaris’ website.

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. Commitments to acquisition of property, plant and equipment are disclosed in Note 16.

b)	Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2019 (unaudited) and December 31, 2018 (unaudited), and the related consolidated statements of operations, comprehensive income for each of the three and year period ended December 31,2019 and 2018 (unaudited), changes in equity and cash flows for each of the year period ended December 31, 2019 and 2018 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018, 2017 and 2016.

c)	Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2019 and 2018, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
Name	Principal activities	Country	December 31, 2019	December 31, 2018
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. *	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program) **	Loyalty Program	México	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”) (1)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	-

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations.

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

d)	Retrospective changes in classification

IFRS 16 is effective for annual periods beginning on or after January 1, 2019 and supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The Company adopted IFRS 16 using the full retrospective method of adoption, with the date of initial application of 1 January 2019. The Company elected to use the transition practical expedient to not reassess whether a contract is, or contains, a lease at 1 January 2019. Instead, the Company applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

Transition to IFRS 16

The Company adopted IFRS 16 as of January 1, 2019, using the full retrospective method. The cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the opening balance as of January 1, 2017 as an increase in assets and liabilities and an adjustment in the retained earnings.

The unaudited figures of this adoption are presented as follows:

Consolidated Statements of Financial Position

	As of January 1st, 2017		As of December 31, 2017		As of December 31, 2018
Assets
Property, plant and equipment (Right-of-use-assets)	Ps.	23,713,036	Ps.	25,084,329	Ps.	31,994,579
Deferred income tax	2,999,021		2,603,243		2,718,850
Prepaid expenses	(266,959)		-		-

Liabilities
Lease liabilities	Ps.	32,711,793	Ps.	32,523,704	Ps.	39,565,146
Other liabilities	929,431		1,159,594		1,400,371
Deferred income tax	20,564		23,548		27,568

Equity
Retained Earnings	Ps.	7,216,690	Ps.	6,019,274	Ps.	6,279,656

Consolidated Statements of Operations

	For the year ended December 31, 2017		For the year ended December 31, 2018
Depreciation expense	Ps.	3,526,128	Ps.	4,128,328
Operating lease expense	(4,807,379)		(5,543,655)
Operating income	(1,281,251)		(1,415,327)
Financial costs	1,428,924		1,755,978
Foreign exchange (gain) loss	(1,476,890)		31,315
Income tax expense (benefit)	392,795		(111,587)
Net (income) los	Ps.	(936,422)	Ps.	260,379

Since all the aircraft and engine lease contracts are denominated in USDs, in March 25 and during 2019, the Company established hedges on its USD denominated revenues, through a non-derivative financial instrument, using the lease liabilities denominated in USD as a hedge instrument. These hedging´s relationships were designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of its lease liabilities. The impacts of these hedges will be presented as part of the total operating revenues.

33 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Additionally, also starting on March 25 and during 2019, the Company established hedges on a portion of its forecasted fuel expense, through a non-derivative financial instrument, using as hedge instrument a portion of its USD denominated monetary assets. These hedging´s relationships were designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of USD denominated monetary asset. The impacts of these hedges will be presented as part of the total fuel expense.

2.  Impact of new International Reporting Standard New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards and interpretations effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below.

IFRIC 22 — Foreign Currency Transactions and Advance Considerations

IFRIC 22 clarifies that the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non- monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non- monetary asset or non-monetary liability arising from the advance consideration.

This interpretation does not have any impact on the Company’s consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share-based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the consolidated financial statements.

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes, the interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing; if the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The Company expects to adopt this interpretation at the effective date.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments had no impact on the consolidated financial statements of the Company.

IAS 12 — Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

IAS 23— Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

Standards issued but not yet effective

Amendments to IAS 1 and IAS 8: Definition of Material In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

3.	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4.	Convenience translation

U.S. dollar amounts at December 31, 2019 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.8452 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2019. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5.	Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6.  Risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)	Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended December 31, 2019 and 2018 represented 38% and 40%, of the Company’s operating expenses, respectively. Additionally, the Aircraft jet fuel consumed in the year ended December 31, 2019 and 2018 represented 38% and 38%, of the Company’s operating expenses, respectively.

During the year ended December 31, 2019, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 13,492 thousand gallons. Such hedges represented a portion of the projected consumption for the 4Q 2019. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons. Such hedges represent a portion of the projected consumption for the 3Q19 and the year 2020.

35 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

During the year ended December 31, 2018, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options and US Gulf Coast Jet fuel 54 Asian call options designated to hedge 45.6 thousand gallons. Such hedges represent a portion of the projected consumption for the next year.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call and put options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss. The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Zero-Cost collars.

As of December 31, 2019, the company didn’t have any outstanding position in US Gulf Coast Jet Fuel Asian call options; as for the Zero- Cost collars it was an unrealized gain of Ps.133,567 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

As of December 31, 2018 the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.48,199, as for the Zero-Cost collars it was a loss of Ps. 122,948 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

During the three months ended December 31, 2019 and 2018, the intrinsic value of the Asian call options recycled to the fuel cost was an expense and a (benefit) of Ps.46,308 and Ps.(38,443), respectively.

During the year ended December 31, 2019 and 2018, the intrinsic value of the Asian call options recycled to the fuel cost was an expense and a (benefit) of Ps.61,067 and Ps.(402,493), respectively.

During the three months ended December 31, 2019, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was nil. As of December 31, 2018, the Company did not have intrinsic value recycled to the fuel cost as settlements started taking place on 2019.

During the year ended December 31, 2019 and 2018, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.9,477.As of December 31, 2018, the Company did not have intrinsic value recycled to the fuel cost as settlements started taking place on 2019.

The amount of positive cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of December 31, 2019 recognized in other comprehensive income totals Ps.133,567 (The cost of hedging in December 2018 totals Ps.134,096.), and will be recycled to the fuel cost during 2020, as these options expire on a monthly basis.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2019
	Jet fuel contracts maturities
Jet fuel risk Zero-Cost collars	1 Half 2020		2 Half 2020		2020 Total
Notional volume in gallons (thousands)*	34,480		22,164		56,644
Strike price agreed rate per gallon (U.S.dollars)**	US$	1.63/1.82	US$	1.65/1.81	US$	1.64/1.82
Approximate percentage of hedge (of expected consumption value)	25%		15%		20%
All-in
Approximate percentage of hedge (of expected consumption value)	25%		15%		20%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

	Position as of December 31, 2018
	Jet fuel contracts maturities
Jet fuel risk Asian Calls	1 Half 2019		2 Half 2019		2019 Total
Notional volume in gallons (thousands)*	12,790		13,842		26,632
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.84	US$	1.84	US$	1.84
Approximate percentage of hedge (of expected consumption value)	10%		10%		10%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*	18,963		-		18,963
Strike price agreed rate per gallon (U.S.dollars)**	US$	1.91/2.46	US$	-	US$	1.91/2.46
Approximate percentage of hedge (of expected consumption value)	15%		-%		15%
All-in
Approximate percentage of hedge (of expected consumption value)	25%		10%		18%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

36 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

b)	Foreign currency risk

While Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

While most of the Company’s revenue is generated in Mexican pesos, although 27% of its revenues came from operations in the United States of America and Central America for the three months ended December 31, 2019 (32% for the three months ended December 31, 2018).

While most of the Company’s revenue is generated in Mexican pesos, although 29% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2019 (32% for the year ended December 31, 2018).

For the three months ended December 31, 2019 and 2018 the U.S. dollar denominated collections accounted were 45% and 36%, respectively Additionally, for the year ended December 31, 2019 and 2018 the U.S. dollar denominated collections accounted were 43% and 38%, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2019 and 2018, is as set forth below:

	Thousands of U.S. dollars
	December 31, 2019		December 31, 2018
Assets:
Cash and cash equivalents	US$	373,099	US$	279,829
Other accounts receivable	23,620		10,957
Aircraft maintenance deposits paid to lessors	341,224		329,983
Deposits for rental of flight equipment	96,275		32,166
Derivative financial instruments	7,088		3,172
Total assets	841,306		656,107
Liabilities:
Financial debt	176,927		155,455
Foreign suppliers	2,322,732		2,136,652		*
Taxes and fees payable	22,486		14,823
Derivative financial instruments	-		6,246
Total liabilities	2,522,145		2,313,176
Net foreign currency position	US$	1,680,839	US$	1,657,069

(*) Includes the adjustment of IFRS 16 adoption.

At February 25, 2020, date of issuance of these financial statements, the exchange rate was Ps.18.9138 per U.S. dollar.

	Thousands of U.S. dollars
Off-balance sheet transactions exposure:	December 31, 2019		December 31, 2018
Aircraft and engine commitments (Note 16)	US$	997,910	US$	1,070,187
Total foreign currency	US$	997,910	US$	1,070,187

As of December 31, 2019, did not enter foreign exchange rate derivatives financial instruments. All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

During the year ended December 31, 2018, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 20% of its future 12 months of aircraft rental expenses.

As of December 31, 2018, the unrealized gains of Ps.14,241 relating to the foreign currency forward contracts is included in OCI.

For year ended December 31, 2019 and 2018, the net gain (loss) on the foreign currency forward contracts was Ps.4,199 and Ps.52,516, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a Cap to mitigate the risk due to interest rate increases on the CEBUR coupon payments. The floating rate coupons reference to TIIE 28 are limited with the Cap to 10% on the reference rate for the life of the CEBUR and has the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly matched by the hedging instrument. The cap start date was July 19, 2019 and the mature date is June 20, 2024; consists of 59 caplets with the same specifications that the CEBUR coupons for reference rate determination, coupon term, and face value.

37 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

As of December 31, 2019, the fair value of the CAP was an unrealized gain of Ps.2,695 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position. As of December 31, 2018, the Company did not have outstanding position on interest rates.

For the three months and year ended December 31, 2019 and 2018, the Company did not have interest rate swaps.

d)	Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts.

The Company’s off-balance sheet exposure represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2019
Interest-bearing borrowings:	Within one year		One to five years		Total
Pre-delivery payments facilities	Ps.	1,855,956	Ps.	1,452,553	Ps.	3,308,509
Short-term working capital facilities	200,000		-		200,000
Asset backed trust note	-		1,500,000		1,500,000
Total	Ps.	2,055,956	Ps.	2,952,553	Ps.	5,008,509

	December 31, 2018
Interest-bearing borrowings:	Within one year		One to five years		Total
Pre-delivery payments facilities	Ps.	734,635	Ps.	2,310,939	Ps.	3,045,574
Short-term working capital facilities	461,260		-		461,260

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts	122,948		-		122,948
Total	Ps.	1,318,843	Ps.	2,310,939	Ps.	3,629,782

e)	Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2019, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

38 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

f)	Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be enough to meet its anticipated requirements for capital expenditures and other cash requirements for the 2019 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2019. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7.	Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
Assets
Derivative financial instruments	Ps.	136,262	Ps.	62,440	Ps.	136,262	Ps.	62,440

Liabilities
Financial debt		(5,008,509)		(3,506,834)		(5,194,316)		(3,515,550)
Derivative Financial instruments		-		(122,948)		-		(122,948)
Total	Ps.	(4,872,247)	Ps.	(3,567,342)	Ps.	(5,058,054)	Ps.	(3,576,058)

39 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

The following table summarizes the fair value measurements at December 31, 2019:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Zero-Cost collars contracts *	Ps.	-	Ps.	133,567	Ps.	-	Ps.	133,567
Interest Rate Cap		-		2,695		-		2,695
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,194,316)		-		(5,194,316)
Net	Ps.	-	Ps.	(5,058,054)	Ps.	-	Ps.	(5,058,054)

*	Jet fuel forwards levels and LIBOR curve:
**	LIBOR curve and TIIE Mexican Interbank Rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2018:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	48,199	Ps.	-	Ps.	48,199
Foreign currency forward		-		14,241		-		14,241
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(122,948)		-		(122,948)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(3,515,550)		-		(3,515,550)
Net	Ps.	-	Ps.	(3,576,058)	Ps.	-	Ps.	(3,576,058)

*	Jet fuel forwards levels and LIBOR curve.
**	LIBOR curve and TIIE Mexican Interbank Rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended December 31, 2019 and 2018:

Consolidated statements of operations

		Three months ended December 31,
Instrument	Financial statements line	2019		2018
Jet fuel Asian call options contracts	Fuel	Ps.	(46,308)	Ps.	38,443
Jet fuel Asian Zero-Cost collars options	Fuel		-		-
Foreign currency forward	Aircraft and engine rent expenses		-		52,516
Interest Rate Cap	Finance cost		(1,282)		-
Total		Ps.	(47,590)	Ps.	90,959

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the year ended December 31, 2019 and 2018:

40 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Consolidated statements of operations

		Year ended December 31,
Instrument	Financial statements line	2019		2018
Jet fuel Asian call options contracts	Fuel	Ps.	(61,069)	Ps.	402,493
Jet fuel Asian Zero-Costs collars contracts	Fuel		(9,477)		-
Foreign currency forward	Aircraft and engine rent expenses		4,199		52,516
Interest Rate Cap	Finance cost		(1,282)		-
Total		Ps.	(67,629)	Ps.	455,009

The following table summarizes the net gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended December 31, 2019 and 2018:

Consolidated statements of other comprehensive income

		Three months ended December 31,
Instrument	Financial statements line	2019		2018
Jet fuel Asian call options	OCI	Ps.	31,734	Ps.	(185,690)
Jet fuel Zero cost collars	OCI		120,924		(122,948)
Foreign currency contracts	OCI		-		11,441
Interest Rate Cap	OCI		(19)		-
Total		Ps.	152,639	Ps.	(297,197)

The following table summarizes the net loss on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the year ended December 31, 2019 and 2018:

Consolidated statements of other comprehensive income

		Year ended December 31,
Instrument	Financial statements line	2019		2018
Jet fuel Asian call options	OCI	Ps.	11,148	Ps.	(174,984)
Jet fuel Zero cost collars	OCI		256,515		(122,948)
Foreign currency contracts	OCI		(14,241)		14,241
Interest Rate Cap	OCI		(4,023)		-
Total		Ps.	249,399	Ps.	(283,691)

8.	Financial assets and liabilities

At December 31, 2019 and 2018, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	December 31, 2019		December 31, 2018
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	-	Ps.	48,199
Jet fuel Zero-Cost collars		133,567		-
Interest Rate Cap		2,695		-
Foreign currency forward contracts		-		14,241
Total financial assets	Ps.	136,262	Ps.	62,440

Presented on the consolidated statements of financial position as follows:
Current	Ps.	133,567	Ps.	62,440
Non-current	Ps.	2,695	Ps.	-

41 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

b) Financial Liabilities

i) At December 31, 2019 and December 31, 2018, the Company’s short-term and long-term debt consists of the following:

		December 31, 2019		December 31 2018
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2022,bearing annual interest rate LIBOR plus a 260 basis points.	Ps.	3,308,509	Ps.	3,045,574

II.	The Company issued in the Mexican market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,500,000		-

III.	In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 90 basis points.		-		461,260

IV.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 120 basis points.		200,000		-

V.	Capitalizable cost		(22,472)		-

VI.	Accrued interest and other financial cost		30,061		16,364

VII.	Repurchase asset backed trust notes		(40,129)		-
			4,975,969		3,523,198
Less: Short-term maturities			2,086,017		1,212,259
Long-term		Ps.	2,889,952	Ps.	2,310,939

TIIE: Mexican interbank rate

(ii)	The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2019:

	Within one year			January 2021- December 2021		January 2022- December 2022		January 2023- December 2023		January 2024- December 2024		Total
Finance debt:
Santander/Bancomext	Ps.	1,881,676		Ps.	1,428,534	Ps.	24,019	Ps.	-	Ps.	-	Ps.	3,334,229
Banco Sabadell		200,000			-		-		-		-		200,000
CEBUR		4,341	*		250,000		500,000		500,000		250,000		1,504,341
Capitalizable cost					(14,001)		(5,298)		(2,795)		(378)		(22,472)
Repurchase asset backed trust notes		-			-		-		-		(40,129)		(40,129)
Total	Ps.	2,086,017		Ps.	1,664,533	Ps.	518,721	Ps.	497,205	Ps.	209,493	Ps.	4,975,969

*Includes monthly accrued interest.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i.	Incur debt above a specified debt basket unless certain financial ratios are met.
ii.	Create liens.
iii.	Merge with or acquire any other entity without the previous authorization of the Banks.
iv.	Dispose of certain assets.
v.	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2019 and 2018, respectively, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

42 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

c) Other financial liabilities

At December 31, 2019 and 2018, the Derivative financial instruments designated as CFH from the Company are summarized in the following table:

		December 31,		December 31,
		2019		2018
Derivative financial instruments designated as CFH (effective portion recognized within OCI):		-
Zero cost collar options	Ps.	-	Ps.	122,948
Total financial liabilities	Ps.	-	Ps.	122,948
Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	122,948
Non-current	Ps.	-	Ps.	-

9. Cash and cash equivalents

As of December 31, 2019, the Company maintains restricted cash of Ps.91,040, established to cover the reserves derived from the assets backed trust notes that were issued by the CIB/3249 trust.

10.	Related parties

a)	An analysis of balances due from/to related parties at December 31, 2019 and 2018 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	December 31, 2019		December 31, 2018		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code share	USA	Ps.	23,442	Ps.	8,266	30 days
			Ps.	23,442	Ps.	8,266

	Type of transaction	Country of origin	December 31, 2019		December 31, 2018		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	39,838	Ps.	-	30 days
Frontier Airlines, Inc.	Code share	USA		16,246		2,751	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador		1,474		15,024	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico/El Salvador		996		-	30 days
			Ps.	58,554	Ps.	17,775

At December 31, 2019 and 2018, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months ended December 31, 2019 and 2018, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2019		2018
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code share	USA	Ps.	45,520	Ps.	8,358

Related party transactions	Country of origin	2019		2018
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	26,089	Ps.	68,656
Servprot, Human Capital Int, Onelink, MACF
Professional fees	Mexico/El Salvador		39,241		1,684
Aeromantenimiento, S.A.
Technical support	Mexico/ El Salvador/ Guatemala		2,608		1,758

43 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

c) During the year ended December 31, 2019 and 2018, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2019			2018
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code share	USA	Ps.	208,968	Ps.	8,358

Related party transactions	Country of origin	2019		2018
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	201,624	Ps.	341,726
Servprot, Human Capital Int., Onelink, MACF
Professional fees	Mexico/El Salvador		41,468		4,800
Aeromantenimiento, S.A.
Technical support	Mexico/El Salvador/ Guatemala		5,815		4,796

d) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, and Rodolfo Montemayor, who served as an alternate member of our board of directors until April 19, 2018, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.

As of December 31, 2019, and 2018, Servprot did not have net balance under this agreement.

During the three months ended December 31, 2019 and 2018 the Company expensed Ps.894 and Ps.861, respectively, for this concept.

During the year ended December 31, 2019 and 2018 the Company expensed Ps.3,120 and Ps. 2,804, respectively, for this concept.

e) Aeroman

Aeroman was a related party until July 24, 2019, because Roberto José Kriete Ávila former member of the Company’s board of director is shareholder of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017.

This agreement provides that the Company has to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term.

As of December 31, 2019 and 2018, the balances due under the agreement with Aeroman were Ps.1,474 and Ps.15,024, respectively.

During the three months ended December 31, 2019 and 2018, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement Ps.28,697 and Ps.70,414, respectively for this concept.

During the year ended December 31, 2019 and 2018, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement Ps.207,439 and Ps.346,522, respectively for this concept.

f) Human Capital International

Human Capital International HCI, S.A. de C.V. (“Human Capital International”), was a related party until April 19, 2018 because Rodolfo Montemayor Garza, a former member of the Company’s board of directors, is founder and chairman of the board of directors of Human Capital International. Human Capital International provide the Company with services reading the selection and hiring of executives.

As of December 31, 2019, and 2018, Human Capital International did not have net balance under this agreement.

During the year period ended December 31, 2018, the Company expensed Ps.324 for this concept.

g) Mijares, Angoitia, Cortés y Fuentes, S.C (“MACF”)

Mijares, Angoitia, Cortés y Fuentes, S.C (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the Company.

As of December 31, 2019, MACF, the balance due under the agreement was Ps.996. As of December 31, 2018, MACF did not have net balance under this agreement.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

During the three months period ended December 31, 2019 and 2018, the Company expensed Ps.1,321 and Ps.823, respectively, for this concept.

During the year ended December 31, 2019 and 2018, the Company expensed Ps.1,321 and Ps.1,672, respectively, for this concept.

h) Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners have significant investments in both Companies.

As of December 31, 2019, and 2018, the account receivable under this agreement was Ps.23,442 and Ps.8,266, respectively. Additionally, as of December 31, 2019, and 2018, the account payable under this agreement was Ps.16,246 and Ps.2,751, respectively.

During the three months ended December 31, 2019 and 2018, the Company recognized revenue under this agreement of Ps.45,520 and Ps.8,358, respectively.

During the year ended December 31, 2019 and 2018, the Company recognized revenue under this agreement of Ps.208,967 and Ps.8,358, respectively.

i) Onelink S.A. de C.V

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of July 24, 2019 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink are once again related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, an alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, One Link received calls from the customers to book flights and provides customers with information about fares, schedules and availability.

As of December 31, 2019, and 2018, the account payable under this agreement was Ps.39,838 and Ps.0, respectively.

During the three months period ended December 31, 2019 and 2018, the Company expensed Ps.37,026 and Ps.0, respectively, for this concept.

During the year ended December 31, 2019 and 2018, the Company expensed Ps.37,026 and Ps.0, respectively, for this concept.

i) Directors and officers

During the three months ended December 31, 2019 and 2018, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.125,725 and Ps.100,476, respectively.

During the year ended December 31, 2019 and 2018, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.237,846 and Ps.180,001, respectively.

During the three months ended December 31, 2019 and 2018, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.3,770 and Ps.3,873, respectively, and the rest of the directors received a compensation of Ps.1,967 and Ps.2,044, respectively.

During the year ended December 31, 2019 and 2018, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.8,085 and Ps.7,178, respectively, and the rest of the directors received a compensation of Ps.4,367 and Ps.5,217, respectively.

11. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the year period ended December 31, 2019 and 2018, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.3,483,368 and Ps.2,743,155, respectively.

Rotable spare parts, furniture and equipment by Ps.976,500 and Ps.756,402 were disposed for year period ended December 31, 2019 and 2018 respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.704,852 and Ps.668,365 respectively.

On September 5, 2019, the Company bought an aircraft A319 which was recorded at the acquisition cost by an amount of Ps.392,076. During the month of December the Company sold the engines of this aircraft by a sale and lease back transaction. As of December 31, 2019, the carry amount of the aircraft and the depreciation was Ps.54,771 and Ps.1,787, respectively.

b) Depreciation expense

Depreciation expense for the three months ended December 31, 2019 and 2018 was Ps.1,411,819 and Ps.1,239,397, respectively. Depreciation expense for the year ended December 31, 2019 and 2018 was Ps.5,341,620 and Ps.4,556,084, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

12. Intangible assets, net

a) Acquisitions

For the year period ended December 31, 2019 and 2018, the Company acquired intangible assets by an amount of Ps.77,325 and Ps.71,007 respectively.

b) Amortization expense

Software amortization expense for the three months ended December 31, 2019 and 2018 was Ps.27,643 and Ps.17,990, respectively. Software amortization expense for the year ended December 31, 2019 and 2018 was Ps.87,666 and Ps.72,885, respectively These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

13. Operating leases

The most significant operating leases are as follows:

Aircraft and engine rent. At December 31, 2019, the Company leases 81 aircraft (77 as of December 31, 2018) and 14 spare engines under operating leases (10 as of December 31, 2018) that have maximum terms through 2033. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2019, and 2018, the Company was in compliance with the covenants under the above-mentioned aircraft lease agreements.

Composition of the fleet and spare engines leases:

Aircraft		At December	At December
Type	Model	31, 2019	31, 2018
A319	132	3	4
A319	133	4	4
A320	233	39	39
A320	232	2	4
A320NEO	271N	17	12
A321	231	10	10
A321NEO	271N	6	4
		81	77

Engine		At December	At December
Type	Model	31, 2019	31, 2018
V2500	V2524-A5	2	-
V2500	V2527M-A5	3	3
V2500	V2527E-A5	3	3
V2500	V2527-A5	2	2
PW1100	PW1127G-JM	3	2
PW1100	PW1133G-JM	1	-
		14	10

Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months period ended December 31, 2019, the Company incorporate two new aircraft to its fleet, one A320NEO and one A321NEO from a lessor´s order book.

During the three months ended December 31, 2019, the Company also incorporate one NEO spare engine to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP) and two CEO spare engines to its fleet. These engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

During the year period ended December 31, 2019, the Company incorporate seven new aircraft to its fleet, (three of them based on the terms of the Airbus purchase agreement and four from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned two aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book was not subject to sale and leaseback transactions.

During the year ended December 31, 2019, the Company enter into sale and leaseback transactions of three new aircraft A320 NEO.

During the year ended December 31, 2019, the Company also incorporate two NEO spare engines (based on the terms of the Pratt and Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

Additionally, during 2019 the Company extended the lease term of one spare engine (effective from November 2019).

During the year ended December 31, 2018, the Company incorporate ten aircraft to its fleet (three of them based on the terms of the Airbus purchase agreement and seven from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned four aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book was not subject to sale and leaseback transactions.

During the year ended December 31, 2018, the Company also incorporate two NEO spare engines to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). These two engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Additionally, during 2018 the Company extended the lease term of two aircraft (effective from 2019) and two spare engines (effective from February and April 2018), also the Company returned four aircraft to their respective lessors. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

During the year ended December 31, 2018 the Company entered into aircraft and spare engines sale and leaseback transactions, resulting in a gain of Ps.609,168, that was recorded under the caption other income in the consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the unaudited interim condensed consolidated statements of financial position and is being amortized over the contractual lease term.

As of December 31, 2019 and 2018, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.5,319 and Ps.8,366, respectively, which is recorded in the caption of other assets.

For the three months ended December 31, 2019 and 2018, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the year ended December 31, 2019 and 2018, the Company amortized a loss of Ps.3,047, and Ps.3,047, respectively, as additional aircraft rental expense.

14. Equity

As of December 31, 2019, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	923,814,326	923,824,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(14,962,967)	(14,962,967	)*
	24,180	996,889,530	996,913,710

*The number of forfeited shares as of December 31, 2019 were 121,451, which are include in treasury shares.

As of December 31, 2018, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(15,212,365)	(15,212,365	)*
	24,180	996,640,132	996,664,312

*The number of forfeited shares as of December 31, 2018 were 121,451, which are include in treasury shares.

(1) On February 16, 2018, one of the Company´s shareholders converted 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

For the year ended December 31, 2019 and 2018, respectively, the Company did not declare any dividends.

a) Earnings (loss) per share

Basic earnings (loss) per share (“EPS” “LPS”) amounts are calculated by dividing the net income (loss) for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS and LPS amounts are calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

47 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

The following table shows the calculations of the basic and diluted earnings (loss) per share for the three months ended December 31, 2019 and 2018:

	Three months ended December 31
	2019		2018
Net income (loss) for the period	Ps.	1,287,343	Ps.	(609,647)
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS (LPS):
Basic		1.272		(0.602)
Diluted		1.272		(0.602)

The following table shows the calculations of the basic and diluted earnings (loss) per share for the year ended December 31, 2019 and 2018:

	Year ended December 31,
	2019		2018
Net income (loss) for the period	Ps.	2,639,063	Ps.	(942,882)
Weighted average number of shares outstanding (in thousands)
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS (LPS):
Basic		2.608		(0.932)
Diluted		2.608		(0.932)

15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended December 31,
		2019		2018
Current income tax expense	Ps.	(281,491)	Ps.	(232,824)
Deferred income tax (expense) benefit	Ps.	(234,031)	Ps.	435,526
Total income tax (expense) benefit on profits	Ps.	(515,522)	Ps.	202,702

The Company’s effective tax rate during the three months period ended December 31, 2019 and 2018 was 28.6% and 25.0% respectively.

	Year ended December 31,
	2019		2018
Current income tax expense	Ps.	(281,491)	Ps.	(232,824)
Deferred income tax (expense) benefit		(813,340)		582,644
Total income tax (expense) benefit on profits	Ps.	(1,094,831)	Ps.	349,820

The Company’s effective tax rate during the year period ended December 31, 2019 and 2018 was 29.3% and 27.1% respectively.

48 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

16. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars	Commitment expenditures equivalent in Mexican pesos (1)
2020	$141,218	Ps.	2,661,281
2021	164,856		3,106,744
2022	148,532		2,799,115
2023	148,552		2,799,492
2024 and thereafter	394,752		7,439,180
	$997,910	Ps.	18,805,812

(1) Using the exchange rate as of December 31, 2019 of Ps.18.8452.

All aircraft acquired by the Company through the Airbus purchase agreement at December 31, 2019 and 2018, have been executed through sale and leaseback transactions.

Litigation

Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

17.	Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended December 31,
	2019			2018
Operating revenues:
Domestic (Mexico)	Ps.	7,112,250		Ps.	5,416,627
International:
United States of America and Central America (1)		2,617,012	*		2,492,032
Total operating revenues	Ps.	9,729,262		Ps.	7,908,659

* Includes non -derivative financial instruments.

(1) United States of America represents approximately 26%, and 31% of total revenues from external customers in the three months ended December 31, 2019 and 2018, respectively.

	Year ended December 31,
	2019			2018
Operating revenues:
Domestic (Mexico)	Ps.	24,594,797		Ps.	18,493,476
International:
United States of America and Central America (1)		10,157,875	*		8,811,674
Total operating revenues	Ps.	34,752,672		Ps.	27,305,150

* Includes non-derivative financial instruments.

(1) United States of America represents approximately 29% and 31% of total revenues from external customers in the year ended December 31, 2019 and 2018, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

18. Subsequent events

Subsequent to December 31, 2019 and through February 25, 2020:

1. On February 21, the Federal Government of the United Mexican States acting through the Ministry of Communications and Transportation granted the renewal of the Concession to provide domestic air transportation services of passengers, cargo and mail contained in the Title TAN-OR-VCV, in favor of our subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., for a term of twenty (20) years starting from May 9, 2020.

49 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2019 (unaudited) and December 31, 2018 (unaudited), and the related consolidated statements of operations, comprehensive income, for each of the three and twelve months period ended December 31, 2019 and 2018 (unaudited), changes in equity and cash flows for each of the twelve months period ended December 31, 2019 and 2018 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018, 2017 and 2016 (audited), and for the three years period ended December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

50 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

a) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2019 and December 31, 2018, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			December 2019	December 2018
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”)**	Loyalty Program	México	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)(1)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	-

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations yet.

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements.

(iii)	The Company’s voting rights and potential voting rights.

51 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b) Revenue recognition

As of January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers using the full retrospective method of adoption, in order to provide comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the new standard, certain ancillaries are recognized when the Company satisfice its performance obligations which is typically when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also, certain services provided to the Company’s customers that under the new standard qualify as variable considerations that will be recorded as reduction to revenues.

The classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed upon adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation, See Note 1 x of our annual financial statements.

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classify as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, since customer simultaneously receives and consumes the benefits provided by the Company.

52 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from other no passenger services described below and (ii) cargo services.

Revenues from other no passenger services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company concluded that the timing of satisfaction of revenue from advertising spaces is to be recognized over time because the customer simultaneously receives and consumes the benefits provided by the Company.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all of the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronical transactions (See Note 10 of our annual financial statements). The Company does not incur any additional costs to obtain and fulfil a contract that are eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours.

The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company does not have any obligations for returns, refunds and other similar obligations. All revenues from the Company related to future services, or services are rendered through a period of time less than twelve months.

c) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d) Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

i) Financial assets

Initial recognition

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and FVTPL. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. This assessment is referred to as the SPPI test and is performed at an instrument level.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)	When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired in the Cash Generating Units (CGU). An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

As of December 31, 2019, and for the year ended December 31, 2018, the Company recorded expected credit losses on accounts receivable of Ps.40,393 and Ps. 10,621, respectively.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. During the years ended December 31, 2018, 2017 and 2016 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Non-derivative financial instruments

Since all of the aircraft and engine lease contracts are denominated in USDs, starting on March 25 and during 2019, the Company established hedges on its USD denominated revenues, through a non- derivative financial instrument, using the lease liabilities denominated in USD as hedge instrument. These hedging´s relationship were designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of its liabilities. Additionally, also starting on March 25 and during 2019, the Company established hedges on a portion of its forecasted fuel expense, through a non-derivative financial instrument, using as hedge instrument a portion of its USD denominated monetary assets. These hedging´s relationships were designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of USD denominated monetary assets.

e) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

f) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

g) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

h) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded. The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a reduction of the new right-of-use asset.

i) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded monthly as incurred in the consolidated statements of operations.

j) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

58 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment is impaired in the Cash Generating Unit (CGU). The Company identified only one CGU’s is the fleet. The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

For the period ended December 31, 2019 and 2018, there were no impairment charges recorded in respect of the Company’s value of Rotable spare parts, furniture and equipment.

k) Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

l) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

59 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

m) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

For the period ended December 31, 2019 and for the year ended December 31, 2018, no termination benefits provision has been recognized.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2019.Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium or other retirement benefits.

60 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2019 and 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

c) Board of Directors Incentive Plan (BODIP)

Certain members of the Board of Directors of the Company receive additional benefits through a sharebased plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

n) Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease. The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. The Company applies the requirements in IFRS 15 to determine that in accounting matter a sale has occurred in the sale and leaseback transaction.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Accounting of gains from sale and leaseback transactions.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right-of use retained by the Company and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer lessor.

o) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

p) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

q) Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the period ended December 31, 2019 and December 31, 2018, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

r) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

64 of 65

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2019

s) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

t) Operating segments

The Executive Vice President Airline Commercial and Operations, is the Chief Operating Decision Maker (CODM) and monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America)

v) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w) Convenience translation

U.S. dollar amounts at December 31, 2019 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.8452 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2019. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

65 of 65

Volaris Reports Fourth Quarter 2019 Results: 20.2% Operating Margin, up 10.4 percentage points and 7.2% TRASM Increase year over year

Mexico City, Mexico, February 25, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announces its financial results for the fourth quarter 2019.

The following financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

Fourth Quarter 2019 Highlights

■	Total operating revenues were Ps.9,729 million for the fourth quarter, an increase of 23.0% year over year.

■	Total ancillary revenues were Ps.3,195 million for the fourth quarter, an increase of 25.8% year over year. Total ancillary revenues per passenger for the fourth quarter reached Ps.557, an increase of 8.8% year over year. Total ancillary revenues represented 32.8% of total operating revenues for the fourth quarter 2019, increasing 0.7 percentage points with respect to the same period of last year.

■	Total operating revenues per available seat mile (TRASM) were Ps.155.0 cents for the fourth quarter, an increase of 7.2% year over year.

■	Operating expenses per available seat mile (CASM) were Ps.123.5 cents for the fourth quarter, a decrease of 5.3% year over year; with an average economic fuel cost per gallon of Ps.45.8 for the fourth quarter, a decrease of 6.8% year over year.

■	Operating expenses per available seat mile excluding fuel, (CASM ex fuel) reached Ps.76.0 cents for the fourth quarter, a decrease of 2.1% year over year.

■	Operating income was Ps.1,967 million for the fourth quarter, a significant increase compared with the operating income of Ps.776 million for the same period of last year. Operating margin for the fourth quarter was 20.2%, an improvement in margin of 10.4 percentage points year over year.

■	Net income was Ps.1,287 million (Ps.1.27 per share / U.S.$0.68 per ADS), for a net margin of 13.2% for the fourth quarter.

■	At the close of the fourth quarter, the Mexican peso appreciated 4.0% against the U.S. dollar with respect to the exchange rate at the close of the previous quarter (Ps.19.64 per U.S. dollar). The Company booked a foreign exchange gain of Ps.456 million derived from our U.S. dollar net monetary liability position, mainly as result of the adoption of IFRS16.

■	During the fourth quarter of 2019, the net cash flow generated by operating activities were Ps.2,228 million. The net cash flow used in investing activities reached Ps.823 million. The net cash flow used in financing activities were Ps.960 million, which included Ps.1,713 million of aircraft rental payments. The negative net foreign exchange difference was Ps.275 million, thus having a net increase of cash and cash equivalents in the fourth quarter of Ps.170 million. As of December 31, 2019, cash and cash equivalents were Ps.7,980 million.

1

Stable Macroeconomics and Domestic Consumer Demand, with Peso Appreciation and Fuel Price Reduction

■	Stable macroeconomics and domestic consumer demand: The macroeconomic indicators in Mexico were stable, increasing during the months of October and November in same store sales[1] 3.9% year over year. During the fourth quarter remittances[2] increased 1.5% year over year, and the Mexican Consumer Confidence Balance Indicator (BCC) [3] increased 2.0% year over year.

■	Air traffic volume increase: The Mexican Federal Civil Aviation Agency reported an overall passenger volume growth for Mexican carriers during the fourth quarter of 2019 of 7.6% year over year. The domestic overall passenger volume increased 8.1%, while the international overall passenger volume increased 4.2%.

■	Peso appreciation: The Mexican peso appreciated 2.8% against the U.S. dollar year over year, from an average exchange rate of Ps.19.83 per U.S. dollar in the fourth quarter of 2018 to Ps.19.28 per U.S. dollar during the fourth quarter of 2019. At the end of the fourth quarter of 2019, the Mexican peso appreciated 4.3% with respect to the exchange rate at the end of the same period of the last year. The Company booked a foreign exchange gain of Ps.456 million derived from our U.S. dollar net monetary liability position, mainly as result of the adoption of IFRS16.

■	Fuel price reduction: The average economic fuel cost per gallon decreased 6.8% in the fourth quarter of 2019, year over year, reaching Ps.45.8 per gallon (U.S.$2.4).

[1] Source: Asociación Nacional de Tiendas de Autoservicio y Departamentales, A. C. (ANTAD)

[2] Source: Banco de México (BANXICO)

[3] Source: Instituto Nacional de Estadística y Geografía (INEGI)

2

Passenger Traffic Stimulation, Further Ancillary Revenue Expansion, and Positive TRASM Growth

■	Passenger traffic stimulation: Volaris booked 5.7 million passengers in the fourth quarter of 2019, an increase of 15.6% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 16.7% year over year. System load factor during the fourth quarter increased 1.1 percentage points year over year, reaching 87.6%.

■	Total ancillary revenue growth: For the fourth quarter of 2019, total ancillary revenue increased 25.8% year over year. Total ancillary revenue per passenger in the fourth quarter of 2019 increased 8.8% year over year. The total ancillary revenue generation continues to grow with new and mature products, appealing to customers’ needs, representing 32.8% of total operating revenue of the fourth quarter, an increase of 0.7 percentage points year over year.

■	Positive TRASM growth: For the fourth quarter of 2019, TRASM increased 7.2% year over year. During the fourth quarter of 2019, the total capacity, in terms of ASMs, increased 15.1% year over year.

■	New routes: During the fourth quarter of 2019, Volaris began operations in four new domestic routes and one new international route. In the domestic market:1) Monterrey, Nuevo Leon to Oaxaca, Oaxaca; 2) Monterrey, Nuevo Leon to Los Cabos, Baja California; 3) Tijuana, Baja California to Tapachula, Chiapas; and 4) Mazatlan, Sinaloa to Monterrey, Nuevo Leon. On the international market: Leon, Guanajuato to Fresno, California. Additionally, Volaris launched for sale five international routes: 1) Leon, Guanajuato to Dallas Texas; 2) Leon, Guanajuato to Las Vegas, Nevada; 3) Leon Guanajuato to Chicago, Illinois; 4) Zacatecas, Zacatecas to Dallas, Texas; and 5) Cancun, Quintana Roo to Los Angeles California.

Total Unit Cost Reduction, with Peso Appreciation and Fuel Price Reduction

■	CASM and CASM ex fuel in the fourth quarter of 2019 reached Ps.123.5 (U.S.$6.40 cents) and Ps.76.0 cents (U.S.$3.94), respectively. This represented a decrease of 5.3% and 2.1%, respectively, year over year; mainly driven by cost control discipline, the average exchange rate appreciation of the Mexican peso against the U.S. dollar of 2.8%, and the average economic fuel cost per gallon decreased 6.8%.

3

Young and Fuel-Efficient Consumption Fleet

■	During the fourth quarter of 2019, the Company incorporated two aircraft (one A320 neo and one A321 neo) to its fleet. As of December 31, 2019, Volaris’ fleet was composed of 82 aircraft (8 A319s, 58 A320s and 16 A321s), with an average age of 5.0 years. At the end of the fourth quarter of 2019, Volaris’ fleet had an average of 186 seats per aircraft, 77% of our aircraft were sharklet-equipped, and 28% were NEO.

Solid Balance Sheet and Good Liquidity

■	During the fourth quarter of 2019, the net cash flow generated by operating activities were Ps.2,228 million. The net cash flow used in investing activities reached Ps.823 million. The net cash flow used in financing activities were Ps.960 million, which included Ps.1,713 million of aircraft rental payments. The negative net foreign exchange difference was Ps.275 million, thus having a net increase of cash and cash equivalents in the fourth quarter of Ps.170 million. As of December 31, 2019, cash and cash equivalents were Ps.7,980 million, representing 23.0% of last twelve months of the operating revenue. Volaris registered a negative net debt (or a positive net cash position) of Ps.3,004 million (excluding lease liability recognized under the IFRS16 adoption) and total equity of Ps.5,450 million.

Transition to IFRS 16

■	The Company adopted IFRS 16 as of January 1, 2019, using the full retrospective method. The cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the opening balance as of January 1, 2017 as an increase in assets and liabilities and an adjustment in the retained earnings.

The unaudited figures of this adoption are presented as follows:

Consolidated Statements of Financial Position

	As of January 1st, 2017		As of December 31, 2017		As of December 31, 2018
Assets
Property, plant and equipment (Right-of-use-assets)	Ps.	23,713,036	Ps.	25,084,329	Ps.	31,994,579
Deferred income tax		2,999,021		2,603,243		2,718,850
Prepaid expenses		(266,959)		-		-

Liabilities
Lease liabilities	Ps.	32,711,793	Ps.	32,523,704	Ps.	39,565,146
Other liabilities		929,431		1,159,594		1,400,371
Deferred income tax		20,564		23,548		27,568

Equity
Retained Earnings	Ps.	7,216,690	Ps.	6,019,274	Ps.	6,279,656

4

Consolidated Statements of Operations

	For the year ended December 31, 2017		For the year ended December 31, 2018

Depreciation expense	Ps.	3,526,128	Ps.	4,128,328
Operating lease expense		(4,807,379)		(5,543,655)
Operating income		(1,281,251)		(1,415,327)
Financial costs		1,428,924		1,755,978
Foreign exchange (gain) loss		(1,476,890)		31,315
Income tax expense (benefit)		392,795		(111,587)
Net (income) loss	Ps.	(936,422)	Ps.	260,379

■	This quarterly earnings release includes supplemental information for comparable purposes, with the recast and unaudited adjusted 2018 figures, including the IFRS 16 adoption effects describe above. These figures were derived from unaudited financial statements included in the quarterly reports on Form 6-K reported during the year ended as of December 31, 2018.

■	Starting on March 25th and during 2019, the Company established hedges on its USD denominated revenues, through a non-derivative financial instrument, using the lease liabilities denominated in USD as a hedge instrument. These hedging’s relationships were designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of its lease liabilities. During 2019, the impacts of these hedges for the fourth quarter and year to date were Ps.33 million and Ps.73 million, respectively, which has been presented as part of the total operating revenue.

■	Additionally, also starting on March 25th and during 2019, the Company established hedges on a portion of its forecasted fuel expense, through a non-derivative financial instrument, using as a hedge instrument a portion of its USD denominated monetary assets. These hedging’s relationships were designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of USD denominated monetary asset. During 2019, the impacts of these hedges for the fourth quarter and year to date were Ps.17 million and Ps.57 million, respectively, which has been presented as part of the total fuel expense.

5

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company:	Mr. Enrique Beltranena, President & CEO Mr. Holger Blankenstein, Airline EVP Ms. Sonia Jerez Burdeus, VP & CFO
Date:	Wednesday, February 26, 2020
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-877-830-2576
Mexico dial in (toll free):	001-800-514-6145
Brazil dial in (toll free):	0-800-891-6744
International dial in:	+ 1-785-424-1726
Participant passcode:	VOLARIS
Webcast will be available at:	https://services.choruscall.com/links/vlrs2002248AUE8lsj.html

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from five to more than 187 and its fleet from four to 82 aircraft. Volaris offers more than 400 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company's Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date of this release.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law.  If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Investor Relations Contact:

Maria Elena Rodríguez & Andrea González / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100

6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited	Three months ended December 31, 2019	Three months ended December 31,	Three months ended December 31,	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	2019	2018	(%)
Total operating revenues (millions)	516	9,729	7,909	23.0%
Total operating expenses (millions)	412	7,762	7,133	8.8%
EBIT (millions)	104	1,967	776	>100%
EBIT margin	20.2%	20.2%	9.8%	10.4 pp
Depreciation and amortization	76	1,439	1,257	14.5%
Aircraft and engine rent expense	8	142	100	42.4%
Net income (loss) (millions)	68	1,287	(610)	NA
Net income (loss) margin	13.2%	13.2%	(7.7%)	20.9 pp
Income (loss) per share:
Basic (pesos)	0.07	1.27	(0.60)	NA
Diluted (pesos)	0.07	1.27	(0.60)	NA
Income (loss) per ADS:
Basic (pesos)	0.68	12.72	(6.02)	NA
Diluted (pesos)	0.68	12.72	(6.02)	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	6,300	5,472	15.1%
Domestic	-	4,343	3,832	13.3%
International	-	1,957	1,640	19.4%
Revenue passenger miles (RPMs) (millions) (1)	-	5,521	4,731	16.7%
Domestic	-	3,888	3,429	13.4%
International	-	1,633	1,303	25.4%
Load factor (2)	-	87.6%	86.5%	1.1 pp
Domestic	-	89.5%	89.5%	0.0 pp
International	-	83.5%	79.4%	4.1 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	8.2	155.0	144.5	7.2%
Total ancillary revenue per passenger (4) (5)	29.5	557	512	8.8%
Total operating revenue per passenger (5)	90.3	1,701	1,594	6.8%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.55	123.5	130.3	(5.3%)
Operating expenses per ASM (CASM) (US cents) (3) (5)	-	6.40	6.57	(2.6%)
CASM ex fuel (cents) (1) (5)	4.03	76.0	77.6	(2.1%)
CASM ex fuel (US cents) (3) (5)	-	3.94	3.92	0.7%
Booked passengers (thousands) (1)	-	5,738	4,963	15.6%
Departures (1)	-	35,261	30,844	14.3%
Block hours (1)	-	89,714	84,569	6.1%
Fuel gallons consumed (millions)	-	65.2	58.7	11.1%
Average economic fuel cost per gallon (5)	2.4	45.8	49.1	(6.8%)
Aircraft at end of period	-	82	77	6.5%
Average aircraft utilization (block hours)	-	12.8	13.1	(2.6%)
Average exchange rate	-	19.28	19.83	(2.8%)
End of period exchange rate	-	18.85	19.68	(4.3%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) Includes schedule and charter	(3) Dollar amounts were converted at average exchange rate of each period
(2) Includes schedule	(4) Includes “Other passenger revenues” and “Non-passenger revenues”
(5) Excludes non-derivatives financial instruments

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Twelve months ended December 31, 2019 (US Dollars)*	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Variance (%)
Total operating revenues (millions)	1,844	34,753	27,305	27.3%
Total operating expenses (millions)	1,613	30,397	26,770	13.5%
EBIT (millions)	231	4,355	535	>100%
EBIT margin	12.5%	12.5%	2.0%	10.5 pp
Depreciation and amortization	288	5,429	4,629	17.3%
Aircraft and engine rent expense	48	911	871	4.5%
Net income (loss) (millions)	140	2,639	(943)	NA
Net income (loss) margin	7.6%	7.6%	(3.5%)	11.1 pp
Income (loss) per share:
Basic (pesos)	0.14	2.61	(0.93)	NA
Diluted (pesos)	0.14	2.61	(0.93)	NA
Income (loss) per ADS:
Basic (pesos)	1.38	26.08	(9.32)	NA
Diluted (pesos)	1.38	26.08	(9.32)	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	24,499	21,010	16.6%
Domestic	-	16,891	14,519	16.3%
International	-	7,607	6,490	17.2%
Revenue passenger miles (RPMs) (millions) (1)	-	21,032	17,748	18.5%
Domestic	-	14,871	12,655	17.5%
International	-	6,162	5,093	21.0%
Load factor (2)	-	85.9%	84.5%	1.4 pp
Domestic	-	88.0%	87.2%	0.8 pp
International	-	81.0%	78.5%	2.5 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	7.5	142.2	130.0	9.4%
Total ancillary revenue per passenger (4) (5)	28.2	532	479	11.0%
Total operating revenue per passenger (5)	84.1	1,585	1,484	6.8%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.60	124.3	127.4	(2.4%)
Operating expenses per ASM (CASM) (US cents) (3) (5)	-	6.45	6.62	(2.6%)
CASM ex fuel (cents) (1) (5)	4.07	76.6	79.2	(3.2%)
CASM ex fuel (US cents) (3) (5)	-	3.98	4.12	(3.4%)
Booked passengers (thousands) (1)	-	21,975	18,396	19.5%
Departures (1)	-	138,084	117,920	17.1%
Block hours (1)	-	350,572	322,054	8.9%
Fuel gallons consumed (millions)	-	251.8	227.4	10.7%
Average economic fuel cost per gallon (5)	2.5	46.4	44.6	4.1%
Aircraft at end of period	-	82	77	6.5%
Average aircraft utilization (block hours)	-	12.9	13.2	(2.0%)
Average exchange rate	-	19.26	19.24	0.1%
End of period exchange rate	-	18.85	19.68	(4.3%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) Includes schedule and charter	(3) Dollar amounts were converted at average exchange rate of each period
(2) Includes schedule	(4) Includes “Other passenger revenues” and “Non-passenger revenues”
(5) Excludes non-derivatives financial instruments

8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions Mexican pesos)	Three months ended December 31, 2019 (US Dollars)*	Three months ended December 31, 2019	Three months ended December 31, 2018	Variance (%)
Operating revenues:
Passenger revenues	500	9,414	7,643	23.2%
Fare revenues	349	6,568	5,370	22.3%
Other passenger revenues (1)	151	2,846	2,273	25.2%

Non-passenger revenues	19	349	265	31.5%
Other non-passenger revenues (1)	15	285	194	46.7%
Cargo	3	64	71	(10.2%)

Non-derivatives financial instruments	(2)	(33)	-	NA

Total operating revenues	516	9,729	7,909	23.0%

Other operating income	(3)	(63)	(147)	(57.1%)
Total fuel expense, net (2)	158	2,972	2,885	3.0%
Depreciation and amortization	76	1,439	1,257	14.5%
Landing, take-off and navigation expenses	73	1,384	1,156	19.8%
Salaries and benefits	51	953	795	19.8%
Maintenance expenses	19	360	387	(6.9%)
Sales, marketing and distribution expenses	22	409	422	(3.1%)
Aircraft and engine rent expense	8	142	100	42.4%
Other operating expenses	9	165	278	(40.7%)
Operating expenses	412	7,762	7,133	8.8%

Operating income	104	1,967	776	>100%

Finance income	3	55	44	24.1%
Finance cost	(36)	(675)	(496)	36.2%
Exchange gain (loss), net	24	456	(1,137)	NA
Comprehensive financing result	(9)	(164)	(1,588)	(89.6%)

Income (loss) before income tax	96	1,803	(812)	NA
Income tax (expense) benefit	(27)	(516)	203	NA
Net income (loss)	68	1,287	(610)	NA

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) 4Q 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.54 million, as result of the IFRS 15 adoption

(2) 4Q 2019 figures include a benefit from non-derivatives financial instruments by an amount of Ps.17 million

9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2019 (US Dollars)*	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Variance (%)
Operating revenues:
Passenger revenues	1,788	33,699	26,380	27.7%
Fare revenues	1,227	23,130	18,488	25.1%
Other passenger revenues (1)	561	10,569	7,892	33.9%

Non-passenger revenues	60	1,126	925	21.8%
Other non-passenger revenues (1)	48	898	697	28.7%
Cargo	12	229	227	0.6%

Non-derivatives financial instruments	(4)	(73)	-	NA

Total operating revenues	1,844	34,753	27,305	27.3%

Other operating income	(17)	(327)	(622)	(47.4%)
Total fuel expense, net (2)	617	11,626	10,135	14.7%
Depreciation and amortization	288	5,429	4,629	17.3%
Landing, take-off and navigation expenses	271	5,108	4,573	11.7%
Salaries and benefits	191	3,601	3,125	15.2%
Maintenance expenses	79	1,488	1,498	(0.6%)
Sales, marketing and distribution expenses	77	1,448	1,501	(3.6%)
Aircraft and engine rent expense	48	911	871	4.5%
Other operating expenses	59	1,113	1,059	5.1%
Operating expenses	1,613	30,397	26,770	13.5%

Operating income	231	4,355	535	>100%

Finance income	11	208	153	36.2%
Finance cost	(120)	(2,270)	(1,876)	21.0%
Exchange gain (loss), net	76	1,441	(104)	NA
Comprehensive financing result	(33)	(622)	(1,827)	(66.0%)

Income (loss) before income tax	198	3,734	(1,293)	NA
Income tax (expense) benefit	(58)	(1,095)	350	NA
Net income (loss)	140	2,639	(943)	NA

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
(1) December YTD 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption
(2) December YTD 2019 figures include a benefit from non-derivatives financial instruments by an amount of Ps.57 million

10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2019 (US Dollars)*	Three months ended December 31, 2019	Three months ended December 31, 2018	Variance (%)

Other passenger revenues (1)	151	2,846	2,273	25.2%
Non-passenger revenues (1)	19	349	265	31.5%
Total ancillary revenues	170	3,195	2,539	25.8%

Booked passengers (thousands)	-	5,738	4,963	15.6%

Total ancillary revenue per passenger	29.5	557	512	8.8%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) 4Q 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.54 million, as result of the IFRS 15 adoption

The following table shows the December YTD additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2019 (US Dollars)*	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Variance (%)

Other passenger revenues (1)	561	10,569	7,892	33.9%
Non-passenger revenues (1)	60	1,126	925	21.8%
Total ancillary revenues	621	11,696	8,817	32.6%

Booked passengers (thousands)	-	21,975	18,396	19.5%

Total ancillary revenue per passenger	28.2	532	479	11.0%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) December YTD 2018 figures include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

11

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	December 31, 2019 Unaudited (US Dollars)*	December 31, 2019 Unaudited	December 31, 2018 Unaudited
Assets
Cash and cash equivalents	423	7,980	5,863
Accounts receivable	123	2,320	1,467
Inventories	16	302	297
Prepaid expenses and other current assets	41	781	443
Financial instruments	7	134	62
Guarantee deposits	32	600	791
Total current assets	643	12,117	8,923
Rotable spare parts, furniture and equipment, net	392	7,385	5,782
Right of use assets	1,814	34,190	31,995
Intangible assets, net	9	167	179
Financial instruments	-	3	-
Deferred income taxes	78	1,462	3,312
Guarantee deposits	406	7,644	6,337
Other assets	9	166	155
Other accounts receivable	7	141	74
Total non-current assets	2,715	51,160	47,834
Total assets	3,358	63,277	56,757
Liabilities
Unearned transportation revenue	195	3,680	2,439
Accounts payable	88	1,656	1,103
Accrued liabilities	136	2,557	2,318
Lease liabilities	250	4,721	4,976
Other taxes and fees payable	112	2,102	1,932
Income taxes payable	7	141	4
Financial instruments	-	-	123
Financial debt	111	2,086	1,212
Other liabilities	22	407	26
Deferred income taxes	-	-	28
Total short-term liabilities	921	17,349	14,161
Financial debt	153	2,890	2,311
Accrued liabilities	7	128	137
Lease liabilities	1,900	35,797	34,589
Other liabilities	78	1,470	1,820
Employee benefits	2	38	18
Deferred income taxes	8	156	1,095
Total long-term liabilities	2,148	40,478	39,971
Total liabilities	3,069	57,827	54,132
Equity
Capital stock	158	2,974	2,974
Treasury shares	(9)	(167)	(123)
Contributions for future capital increases	-	-	-
Legal reserve	15	291	291
Additional paid-in capital	100	1,877	1,837
Retained earnings (losses)	19	358	(2,281)
Accumulated other comprehensive income (losses) (1)	6	116	(73)
Total equity	289	5,450	2,625
Total liabilities and equity	3,358	63,277	56,757

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) As of December 31, 2019, the figures include a negative foreign exchange effect of Ps.14 million related to non-derivatives financial instruments

12

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2019 (US Dollars)*	Three months ended December 31, 2019	Three months ended December 31, 2018

Net cash flow generated by operating activities	118	2,228	1,693
Net cash flow used in investing activities	(44)	(823)	(748)
Net cash flow used in financing activities**	(51)	(960)	(1,440)
Increase (decrease) in cash and cash equivalents	24	445	(495)
Net foreign exchange differences	(15)	(275)	277
Cash and cash equivalents at beginning of period	414	7,810	6,082
Cash and cash equivalents at end of period	423	7,980	5,863

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

**Includes aircraft rental payments of Ps.1,713 million and Ps.1,591 million for the three months ended period December 31, 2019 and 2018, respectively

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2019 (US Dollars)*	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018

Net cash flow generated by operating activities	502	9,469	6,277
Net cash flow used in investing activities	(100)	(1,879)	(1,389)
Net cash flow used in financing activities**	(276)	(5,199)	(1) (5,946)
Increase (decrease) in cash and cash equivalents	127	2,391	(1,059)
Net foreign exchange differences	(15)	(274)	(29)
Cash and cash equivalents at beginning of period	311	5,863	6,951
Cash and cash equivalents at end of period	423	7,980	5,863

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only **Includes aircraft rental payments of Ps.6,500 million and Ps.5,711 million for the twelve months ended period December 31, 2019 and 2018, respectively (1) Includes inflows of Ps.1,500 million related to the issuance of 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios)

13

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows unaudited adjusted balances after the adoption of IFRS 16 "Leases", on the quarterly statements of operations for each quarter of 2018. These recast amounts were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2018.

Unaudited adjusted figures* (In millions of Mexican pesos)	Three months ended March 31, 2018	Three months ended June 30, 2018	Three months ended September 30, 2018	Three months ended December 31, 2018	Full Year 2018
Operating revenues:
Passenger revenues	5,610	5,989	7,138	7,643	26,380
Fare revenues	3,886	4,136	5,096	5,370	18,488
Other passenger revenues (1)	1,724	1,853	2,042	2,273	7,892

Non-passenger revenues	240	240	179	265	925
Other non-passenger revenues (1)	192	187	124	194	697
Cargo	48	53	55	71	227

Total operating revenues	5,850	6,229	7,317	7,909	27,305

Other operating income	(1)	(231)	(243)	(147)	(622)
Fuel	2,175	2,445	2,630	2,885	10,135
Landing, take-off and navigation expenses	1,122	1,148	1,147	1,156	4,573
Depreciation and amortization	1,073	1,136	1,163	1,257	4,629
Salaries and benefits	746	750	834	795	3,125
Sales, marketing and distribution expenses	357	382	340	422	1,501
Maintenance expenses	346	376	389	387	1,498
Aircraft and engine rent expense	362	150	259	100	871
Other operating expenses	258	283	240	278	1,059
Operating expenses	6,439	6,439	6,759	7,133	26,770

Operating (loss) income	(589)	(210)	558	776	535
Operating margin	(10.1%)	(3.4%)	7.6%	9.8%	2.0%

Finance income	34	38	37	44	153
Finance cost	(413)	(461)	(506)	(496)	(1,876)
Exchange gain (loss), net	1,563	(1,926)	1,396	(1,137)	(104)
Comprehensive financing result	1,184	(2,350)	927	(1,588)	(1,827)

Income (loss) before income tax	595	(2,560)	1,484	(812)	(1,293)
Income tax (expense) benefit	(177)	747	(423)	203	350
Net income (loss)	417	(1,811)	1,061	(610)	(943)

Earnings (loss) per share:
Basic (pesos)	0.41	(1.79)	1.05	(0.60)	(0.93)
Diluted (pesos)	0.41	(1.79)	1.05	(0.60)	(0.93)
Earnings (loss) per ADS:
Basic (pesos)	4.12	(17.90)	10.49	(6.02)	(9.32)
Diluted (pesos)	4.12	(17.90)	10.49	(6.02)	(9.32)

(1) The annual figures of 2018 include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

*Small revisions to the previously estimated amounts reported for the prior year and quarters have been made upon completion of our implementation of IFRS 16 during 2019

14

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows quarterly unaudited adjustments made due to the adoption of IFRS 16 "Leases", on the statements of operations for 2018.

Unaudited adjusted figures* (In millions of Mexican pesos)	Full Year 2018 (Reported)	Three months ended March 31, 2018	Three months ended June 30, 2018	Three months ended September 30, 2018	Three months ended December 31, 2018	Full Year 2018
Operating revenues:
Passenger revenues	26,380	-	-	-	-	26,380
Fare revenues	18,488	-	-	-	-	18,488
Other passenger revenues (1)	7,892	-	-	-	-	7,892

Non-passenger revenues	925	-	-	-	-	925
Cargo	227	-	-	-	-	227
Other non-passenger revenues (1)	697	-	-	-	-	697

Total operating revenues	27,305	-	-	-	-	27,305

Other operating income	(622)	-	-	-	-	(622)
Fuel	10,135	-	-	-	-	10,135
Aircraft and engine rent expense	6,315	(1,234)	(1,355)	(1,333)	(1,522)	871
Landing, take-off and navigation expenses	4,583	(2)	(2)	(3)	(3)	4,573
Salaries and benefits	3,125	-	-	-	-	3,125
Maintenance expenses	1,518	(5)	(5)	(5)	(5)	1,498
Sales, marketing and distribution expenses	1,501	-	-	-	-	1,501
Other operating expenses	1,130	(17)	(18)	(18)	(18)	1,059
Depreciation and amortization	501	940	1,013	1,048	1,127	4,629
Operating expenses	28,186	(318)	(367)	(311)	(421)	26,770

Operating (loss) income	(881)	318	367	311	421	535
Operating margin	(3.2%)					2.0%

Finance income	153	-	-	-	-	153
Finance cost	(120)	(380)	(430)	(441)	(505)	(1,876)
Exchange (loss) gain, net	(72)	2,255	(2,579)	1,814	(1,521)	(104)
Comprehensive financing result	(40)	1,875	(3,009)	1,373	(2,026)	(1,827)

(Loss) income before income tax	(921)	2,193	(2,642)	1,684	(1,605)	(1,293)
Income tax benefit (expense)	238	(656)	794	(504)	478	350
Net (loss) income	(683)	1,537	(1,848)	1,180	(1,127)	(943)
Basic (loss) earnings per share	(0.67)	1.52	(1.83)	1.17	(1.11)	(0.93)
Diluted (loss) earnings per share	(0.67)	1.52	(1.83)	1.17	(1.11)	(0.93)

(1) The annual figures of 2018 include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

*Small revisions to the previously estimated amounts reported for the prior year and quarters have been made upon completion of our implementation of IFRS 16 during 2019

15

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows unaudited balances before the adoption of IFRS 16 "Leases", on the quarterly statements of operations for each quarter of 2018.

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2018 (Reported)	Three months ended June 30, 2018 (Reported)	Three months ended September 30, 2018 (Reported)	Three months ended December 31, 2018 (Reported)	Full Year 2018 (Reported)
Operating revenues:
Passenger revenues	5,610	5,990	7,138	7,643	26,381
Fare revenues	3,886	4,137	5,096	5,370	18,489
Other passenger revenues (1)	1,724	1,853	2,042	2,273	7,892

Non-passenger revenues	240	240	179	265	924
Other non-passenger revenues (1)	192	187	124	194	697
Cargo	49	53	55	71	227

Total operating revenues	5,850	6,230	7,316	7,909	27,305

Other operating income	(1)	(231)	(243)	(147)	(622)
Fuel	2,175	2,445	2,631	2,885	10,135
Aircraft and engine rent expense	1,596	1,504	1,593	1,622	6,315
Landing, take-off and navigation expenses	1,125	1,150	1,150	1,158	4,583
Salaries and benefits	746	750	834	795	3,125
Sales, marketing and distribution expenses	357	382	340	422	1,501
Maintenance expenses	351	381	393	392	1,518
Other operating expenses	274	301	257	297	1,130
Depreciation and amortization	132	124	115	130	501
Operating expenses	6,757	6,805	7,070	7,554	28,186

Operating (loss) income	(906)	(575)	246	355	(881)
Operating margin	(15.5%)	(9.2%)	3.4%	4.5%	(3.2%)

Finance income	34	37	37	45	153
Finance cost	(34)	(31)	(64)	8	(120)
Exchange (loss) gain, net	(691)	653	(419)	384	(73)
Comprehensive financing result	(691)	660	(446)	437	(40)

(Loss) income before income tax	(1,597)	85	(200)	792	(921)
Income tax benefit (expense)	479	(47)	81	(276)	238
Net (loss) income	(1,118)	38	(119)	516	(683)

(Loss) earnings per share:
Basic (pesos)	(1.10)	0.04	(0.12)	0.51	(0.67)
Diluted (pesos)	(1.10)	0.04	(0.12)	0.51	(0.67)
(Loss) earnings per ADS:
Basic (pesos)	(11.05)	0.38	(1.18)	5.10	(6.75)
Diluted (pesos)	(11.05)	0.38	(1.18)	5.10	(6.75)

(1) The annual figures of 2018 include a reclassification from “Other non-passenger revenues” to “Other passenger revenues” of Ps.271 million, as result of the IFRS 15 adoption

16

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

The following table shows unaudited annual adjustments made due to the adoption of IFRS 16 “Leases”, on the Consolidated Statement of Financial Position as of December 31, 2018.

Unaudited adjusted figures* (In millions of Mexican pesos)	December 31, 2018 (Reported)	IFRS 16 Adjustments	December 31, 2018
Assets
Cash and cash equivalents	5,863	-	5,863
Accounts receivable	1,467	-	1,467
Inventories	297	-	297
Prepaid expenses and other current assets	710	(267)	443
Financial instruments	62	-	62
Guarantee deposits	791	-	791
Total current assets	9,190	(267)	8,923
Rotable spare parts, furniture and equipment, net	5,782	-	5,782
Right of use assets	-	31,995	31,995
Intangible assets, net	179	-	179
Deferred income taxes	593	2,719	3,312
Guarantee deposits	6,337	-	6,337
Other assets	155	-	155
Other accounts receivable	74	-	74
Total non-current assets	13,121	34,714	47,834
Total assets	22,311	34,447	56,757
Liabilities
Unearned transportation revenue	2,439	-	2,439
Accounts payable	1,103	-	1,103
Accrued liabilities	2,318	-	2,318
Lease liabilities	-	4,976	4,976
Other taxes and fees payable	1,932	-	1,932
Income taxes payable	4	-	4
Financial instruments	123	-	123
Financial debt	1,212	-	1,212
Other liabilities	118	(92)	26
Deferred income taxes	-	28	28
Total short-term liabilities	9,249	4,912	14,161
Financial debt	2,311	-	2,311
Accrued liabilities	137	-	137
Lease liabilities	-	34,589	34,589
Other liabilities	328	1,492	1,820
Employee benefits	18	-	18
Deferred income taxes	1,096	-	1,095
Total long-term liabilities	3,890	36,081	39,971
Total liabilities	13,139	40,993	54,132
Equity
Capital stock	2,974	-	2,974
Treasury shares	(123)	-	(123)
Contributions for future capital increases	-	-	-
Legal reserve	291	-	291
Additional paid-in capital	1,837	-	1,837
Retained earnings (losses)	4,266	(6,547)	(2,281)
Accumulated other comprehensive losses	(73)	-	(73)
Total equity	9,172	(6,547)	2,625
Total liabilities and equity	22,311	34,446	56,757

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

*Small revisions to the previously estimated amounts reported for the prior year and quarters have been made upon completion of our implementation of IFRS 16 during 2019

17

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

The following table shows fourth quarter unaudited adjustments made due to the adoption of IFRS 16 “Leases”, on the Consolidated Statement of Cash Flow for the three months ended December 31, 2018.

Unaudited adjusted figures* (In millions of Mexican pesos)	Three months ended December 31, 2018 (Reported)	Adjustments	Three months ended December 31, 2018

Net cash flow generated by operating activities	102	1,591	1,693
Net cash flow used in investing activities	(748)	-	(748)
Net cash flow generated (used in) financing activities	151	(1,591)	(1,440)
Decrease in cash and cash equivalents	(495)	-	(495)
Net foreign exchange differences	277	-	277
Cash and cash equivalents at beginning of period	6,082	-	6,082
Cash and cash equivalents at end of period	5,863	-	5,863

*Small revisions to the previously estimated amounts reported for the prior year and quarters have been made upon completion of our implementation of IFRS 16 during 2019

The following table shows the YTD December 2018 unaudited adjustments made due to the adoption of IFRS 16 “Leases”, on the Consolidated Statement of Cash Flow for the twelve months ended December 31, 2018.

Unaudited adjusted figures* (In millions of Mexican pesos)	Twelve months ended December 31, 2018 (Reported)	Adjustments	Twelve months ended December 31, 2018

Net cash flow generated by operating activities	566	5,711	6,277
Net cash flow used in investing activities	(1,389)	-	(1,389)
Net cash flow used in financing activities	(235)	(5,711)	(5,946)
Decrease in cash and cash equivalents	(1,059)	-	(1,059)
Net foreign exchange differences	(29)	-	(29)
Cash and cash equivalents at beginning of period	6,951	-	6,951
Cash and cash equivalents at end of period	5,863	-	5,863

*Small revisions to the previously estimated amounts reported for the prior year and quarters have been made upon completion of our implementation of IFRS 16 during 2019

18